UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On August 19, 2026, Global Mofy AI Limited (the “Company”) entered into a Share Exchange and Investment Agreement (the “Agreement”) with Shanghai Moying Feihuan Technology Co., Ltd., an indirect subsidiary of the Company (the “Subsidiary”), James Yang Mofy Limited (the “Seller”), Qifei (Shanghai) Technology Co., Ltd. (the “Target Company”), pursuant to which, the Company agreed to issue 1,500,000 Class A ordinary shares of the Company, par value $0.0015 per share (the “Shares”), at an issuance price of US$2.70 per share, for an aggregate value of US$4,050,000, and in consideration therefor, the Seller will transfer 5.06% equity interests in the Target Company to the Subsidiary (the “Transaction”).

Mr. Haogang Yang, the Chairman of the Board and Chief Executive Officer of the Company, is the sole beneficial owner of the Seller and the sole director and legal representative of the Target Company. Accordingly, Mr. Yang has a material interest on both sides of the Transaction, and the Transaction constitutes a related party transaction. Mr. Yang fully disclosed to the Board and to the Audit Committee the nature and extent of his interest in the Transaction. The issuance price of US$2.70 per Share was determined through negotiations among the parties, and the 5.06% equity interest in the Target Company was valued based on a valuation report of the Target Company provided by an unaffiliated third party. The Audit Committee determined that the terms of the Transaction were no less favorable to the Company than those that could be obtained in an arm’s-length transaction with an unaffiliated third party.

The Target Company is a limited liability company incorporated under the laws of the People’s Republic of China that is engaged in the intelligent systems business and provides industry-oriented artificial intelligence solutions, empowering industrial digital transformation through its technological capabilities. The Transaction is expected to be strategically complementary to the Company’s existing artificial intelligence and digital-content operations.

The closing of the Transaction is subject to customary closing conditions, including (i) the accuracy in all material respects of the representations and warranties of the Seller and the Target Company; (ii) the performance and compliance in all material respects by the Seller and the Target Company with their respective covenants and agreements under the Agreement; (iii) the absence of any material adverse effect with respect to the Target Company and its subsidiaries; (iv) the receipt of all necessary corporate approvals and third-party consents required to consummate the Transaction; (v) the completion of all PRC regulatory filings required to effect the transfer of the transferred equity interests, including the update of the Target Company’s business license with the relevant market supervision administration; (vi) the completion by the Company of its legal, financial and business due diligence investigation of the Target Company, the results of which are reasonably satisfactory to the Company; and (vii) the absence of any order, injunction or decree of any governmental authority prohibiting the consummation of the Transaction.

The Company issued the Shares on August 19, 2026. The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state or foreign securities laws, and are being issued in reliance upon exemptions from registration under the Securities Act, including Regulation S promulgated thereunder and Section 4(a)(2) of the Securities Act.

Under the Agreement, the Company has agreed that, within two (2) months following the issuance of the Shares at the closing, it will prepare and file with the Securities and Exchange Commission a registration statement on Form F-1 or Form F-3 (or such other form as the Company may determine) registering the resale of the Shares under the Securities Act, and will use its commercially reasonable efforts to cause such registration statement to be declared effective as promptly as practicable. All expenses incurred in connection with such registration will be borne by the Company.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Share Exchange and Investment Agreement dated August 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: August 20, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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